SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of August, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







Ryanair Holdings Plc



16 August 2004



Re: Holding in Company





A Letter from The Capital Group Companies, Inc dated 13 August 2004 to Ryanair Holdings Plc, received by Ryanair Holdings Plc on the 13 August 2004.





Re: Section 67 Notification





Company Secretary:



           Enclosed is a Section 67 Notification date 12 August 2004.



Please note that one or more of the affiliates of The Capital Group Companies, Inc. have made notifications to your company pursuant to Section 67 in the past.
  For a description of our organisation, please visit our Web site at www.capgroup.com.



For the purposes of this notification an outstanding share balance of 754,318,084 shares was used to calculate the percentages of holdings of the relevant share capital which determine the notifiable interest. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so we may make the necessary revisions to this notification.







Gina Martinez

Compliance Associate

The Capital Group Companies, Inc.







A Letter from The Capital Group Companies, Inc. to Ryanair Holdings Plc dated 12 August 2004.











                       Notification of Interests

                      (Section 67 Companies Act 1990)



This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International,Inc., Capital International S.A.,Capital Guardian Trust Company, and Captial International Limited, pursuant to Section 67 of the Companies Act, 1990.



The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.



Share capital to which this relates:

Ordinary Shares (including ADRs)

Number of shares in which the Companies have a notifiable interest:

67,902,201 Ordinary Shares (including ADRs)

Name(s) of registered holder(s):

See Schedule B





As of 12 August 2004



Ryanair Holdings Plc






                                     Number of Shares                     Percent of Outstanding
The Capital Group Companies, Inc. (" 67,902,201                           9.002%
CG") holdings
Holdings by CG Management Companies
and Funds:
Capital Guardian Trust Company       9,559,400                            1.267%
Capital International Limited        32,919,188                           4.364%
Capital International S.A.           2,922,075                            0.387%
Capital International, Inc.          1,024,688                            0.136%
Capital Research and Management      21,476,850                           2.847%
Company








Schedule A





                 Schedule of holdings in Ryanair Holdings, Plc

                              As of 12 August 2004



                         CAPITAL GUARDIAN TRUST COMPANY


Registered Name                                         Local Shares

Cede & Co                                               7,199,500
55 Water Street
New York, NY 10006

Bank of Ireland                                         49,900
Intl Financial Services Centre
1 Harbourmaster Place
Dublin 1

Allied Irish Bank plc                                   2,310,000
Stock Exchange and Trust Services
Bank Centre
P.O. Box 512
Ballsbridge
Dublin 4

Total                                                   9,559,400









                        Schedule B Page 1 of 7













                         CAPITAL INTERNATIONAL LIMITED


Registered Name                                         Local Shares

State Street Nominees Limited                           134,000
Canary Wharf
27th Floor, 1 Canada Square
London E14 5AF

Bank of New York Nominees                               2,881,850
Bank of New York
3 Birchin Lane
London EC3V 9BY

Northern Trust                                          1,799,649
C/O NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS

Chase Nominees Limited                                  33,200
Woolgate House
Coleman Street
London
EC2P 2HD

Cede & Co                                               3,814,795
55 Water Street
New York
NY 10006

Citibank London                                         4,500
11 Old Jewry
London EC2R 8D8

UK
Nortrust Nominees                                       508,034
155 Bishopsgate
London EC2M 3XS

United Kingdom
Bank of Ireland                                         7,048,797
Intl Financial Services Centre
1 Harbourmaster Place
Dublin 1

Allied Irish Bank Plc                                   3,401,895
Stock Exchange and Trust Services
Bank Centre, P.O. Box 512
Ballsbridge, Dublin 4
State Street London Ltd                                 1,273,497
12-13 Nicholas Ln
London EC4N 78N

Mellon Bank                                             215,000
Global Custody Division
1 Mellon Bank Centre Room 1310
Pittsbourgh PA 15252-0001

MSS Nominees Limited                                    255,000
Midland Bank Plc
Mariner House, Pepys
London EC3N 4DA

State Street Bank & Trust Co                            1,027,106

Deutsche Bank AG                                        141,828
23 Great Winchester Street
London EC2P 2AX

United Kingdom
HSBC Bank Plc                                           52,200
Securities Services Mariner House
Pepys Street
London EC3N 4DA

Alibank Nominees Limited                                3,336,793
Allied Irish Bank Plc
Stock Exchange and Trust Services
Bank Centre, P.O. Box 512
Ballsbridge, Dublin 4

Citibank N.A. (Ireland)                                 1,649,800
ISFC House
Custom House Quay
Dublin 1

Bank of Ireland Nominees Limited                        2,171,066
Bank of Ireland
Intl Financial Services Centre
1 Harbourmaster Place

Citibank N.A. (Dublin)                                  23,300
IFSC House
Custom House Quay

Dublin 1
AIB Custodial Nominees Limited                          376,600
Clydesale Bank Plc                                      884,546
JP Morgan Chase Bank                                    1,885,732
Total                                                   32,919,188



                             Schedule B Page 3 of 6







                           Capital International S.A




Registered Name                                         Local Shares

Cede & Co                                               2,617,135
55 Water Street
New York NY 10006

Bank of Ireland                                         11,400
Intl Financial Services Centre
1 Harbourmaster Place
Dublin 1

Bank of Ireland Nominees Limited                        270,540
Bank of Ireland
Intl Financial Services Centre
1 Harbourmaster Place

Citibank N.A (Dublin)                                   23,000
IFSC House
Custom House Quay
Dublin 1

Total                                                   2,922,075









                                   Schedule B

                           Capital International, Inc


Registered Name                                         Local Shares

Cede & Co                                               610,500
55 Water Street
New York, NY 10006

NorTrust Nominees Limited                               22,200
155 Bishopsgate
London EC2M 3XS
United Kingdom

Bank of Ireland                                         116,200
Intl Financial Services Centre
1 Harbourmaster Place
Dublin 1

State Street Australia Limited                          30,500
Australia

Alibank Nominees Limited                                225,688
Allied Irish Bank
Stock Exchange and Trust Servcies
Bank Centre P.O. Box 512
Dublin

Ballsbridge

AIB Custodial Nominees Limited                          19,600

Total                                                   1,024,688







                                   Schedule B

                    Capital Research and Management Company


Registered Name                                         Local Shares

Cede & Co                                               20,890,350
55 Water Street
New York, NY 10006

Bank of Ireland                                         67,300
Intl Financial Services Centre
1 Harbourmaster Place
Dublin 1

Bank of Ireland Nominees Ltd                            519,200
Bank of Ireland
Intl Financial Services Centre
1 Harbourmaster Place
Dublin 1

Total                                                   21,476,850







                                   Schedule B

This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  16 August 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director